                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                            Domain Energy Corporation
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                              (Name of the Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                   257027-10-2
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                                 (CUSIP Number)

                                John H. Pinkerton
                              Lomak Petroleum, Inc.
                       500 Throckmorton Street, Suite 1900
                             Fort Worth, Texas 76102
                                 (817) 870-2601
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 11, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].



                                Page 1 of 7 Pages

CUSIP No. 257027-10-2                  13D                     Page 2 of 7 Pages
----------------------                                         -----------------


--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lomak Petroleum, Inc. (34-1312571)
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)
                                                                             (b)

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3        SEC USE ONLY


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4        SOURCE OF FUNDS

         BK, WC
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                         [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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                           7        SOLE VOTING POWER

         NUMBER                     279,100
           OF             ------------------------------------------------------
         SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
          OWNED                     7,820,718
           BY             ------------------------------------------------------
          EACH
        REPORTING          9        SOLE DISPOSITIVE POWER
         PERSON
          WITH                      279,100
                          ------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    7,820,718
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,099,818
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [ ]
         CERTAIN SHARES

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         53.6%
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14       TYPE OF REPORTING PERSON

         CO
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CUSIP No. 257027-10-2                  13D                     Page 3 of 7 Pages
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THIS AMENDMENT NO. 1 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF
THE REPORTING PERSON WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") ON MAY 22, 1998. CAPITALIZED TERMS USED BUT NOT DEFINED HEREIN SHALL HAVE THE RESPECTIVE MEANINGS SET FORTH IN SAID SCHEDULE 13D. THE TEXTS OF ITEMS 3, 4 AND 5 OF SAID SCHEDULE 13D ARE HEREBY AMENDED AS FOLLOWS:

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Lomak may be deemed to have acquired beneficial ownership of an aggregate of 7,820,718 shares of Domain Common Stock (the "Shares") pursuant to the terms of Voting and Standstill Agreement (the "Voting and Standstill Agreement") dated May 12, 1998, by and between Lomak and First Reserve Fund VII, Limited Partnership, a Delaware limited partnership ("FRLP").

         In addition, on the terms and subject to the conditions set forth in the Stock Purchase Agreement (the "Stock Purchase Agreement") dated May 12, 1998, by and between Lomak and FRLP, Lomak has agreed to acquire, and FRLP has agreed to sell, 3,250,000 shares of Domain Common Stock on July 1, 1998 pursuant to the Stock Purchase Agreement in consideration for $43,875,000 in cash. The consummation of the Merger described below is contingent upon the consummation of the purchase under the Stock Purchase Agreement, but not vice versa.

         Lomak currently intends to fund the acquisition of such shares under the revolving credit facility of that certain $400,000,000 Credit Agreement dated as of February 14, 1997 by and among Lomak, as Borrower, and the several lenders from time to time parties thereto, including Bank One, Texas, N.A. as Administrative Agent, The Chase Manhattan Bank, as Syndication Agent, and NationsBank of Texas, N.A., as Documentation Agent (the "Credit Agreement"). As of May 20, 1998, Lomak had approximately $102 million of available borrowing capacity under the Credit Agreement. The Credit Agreement is filed as Exhibit D hereto, and is incorporated herein by reference.

         Furthermore, on the terms and subject to the condition set forth in the Agreement and Plan of Merger (as amended, the "Merger Agreement") dated May 12, 1998, by and among Lomak, DEC Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Lomak ("Merger Sub"), and Domain, Lomak will acquire 100% of the remaining equity interest in Domain that is not purchased by Lomak under the Stock Purchase Agreement.

         The descriptions of the Voting and Standstill Agreement, Stock Purchase Agreement and the Merger Agreement set forth in this Item 3 and in Item 4 do not purport to be complete and are qualified in their entirety by reference to the respective agreements, copies of which are attached as Exhibits A, B, and C, respectively. Furthermore, the descriptions of the Voting and Standstill Agreement, Stock Purchase Agreement and the Merger Agreement set forth in Item 4 hereof are incorporated herein by reference.

         On June 5, 1998, Lomak announced that its Board of Directors had approved the purchase from time to time, in open market purchases or negotiated sales, of shares Domain Common Stock or Lomak Common Stock, provided that the aggregate purchase price of such shares may not exceed $25 million. Purchases of shares pursuant to this purchase program (the "Purchase

CUSIP No. 257027-10-2                  13D                     Page 4 of 7 Pages
----------------------                                         -----------------

Program") will be funded with internally generated funds and borrowings under the Credit Agreement. As required by the terms of the confidentiality agreement between Lomak and Domain dated March 31, 1998, the Board of Directors of Domain has consented to the purchase of shares of Domain Common Stock under the Purchase Program.

         On June 10, 1998, Lomak made its first purchases of Domain Common Stock under the Purchase Program. Through June 12, 1998, Lomak had acquired an aggregate of 279,100 shares of Domain Common Stock under the Purchase Program for an aggregate consideration of $3,355,025 (excluding aggregate brokerage commissions of $13,955).

ITEM 4.       PURPOSE OF TRANSACTION.

         The respective Boards of Directors of Lomak and Domain have determined that the Merger is in the best interests of their respective stockholders. On the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge into Domain (the "Merger") at the effective time of the Merger, with Domain surviving as a wholly owned subsidiary of Lomak. Pursuant to the Merger Agreement, Domain's stockholders will receive a number of shares (the "Exchange Ratio") of common stock, par value $.01 per share ("Lomak Common Stock") for each share of Domain Common Stock equal to (i) $14.50 divided by
(ii) the "Closing Date Market Price" of Lomak Common Stock. However, the Exchange Ratio will not be greater than 1.2083 nor less than 0.8529. For purposes of the Merger Agreement, the "Closing Date Market Price" is the average of the closing prices of the Lomak Common Stock on the New York Stock Exchange for the 15 trading days prior to the third business day prior to the effective time of the Merger. Simultaneously with the effective time of the Merger, Lomak will change its corporate name to "Range Resources Corporation," subject to the approval by the holders of a majority of the outstanding shares of Lomak Common Stock.

         As a condition to Lomak's entering into the Merger Agreement, Lomak required that FRLP enter into the Stock Purchase Agreement and the Voting and Standstill Agreement. Pursuant to the Voting and Standstill Agreement, FRLP has, among other things, agreed to vote all shares of Domain Common Stock beneficially owned by FRLP in favor of the Merger Agreement and against any business combination proposal or other matter that may interfere or be inconsistent with the Merger (including a competing transaction). FRLP also has agreed, if requested by Lomak, not to attend and not to vote any Domain Common Stock beneficially owned by FRLP at any annual or special meeting of Domain stockholders and not to execute any written consent of stockholders, in each case relating directly or indirectly to a competing transaction.

         The Voting and Standstill Agreement also provides that neither FRLP nor any other member of the FRLP Group (as defined in the Voting and Standstill Agreement) will initiate, solicit or encourage any offer or proposal for, or any indication of interest in, a merger or other business combination directly or indirectly involving Domain or any subsidiary of Domain, or the acquisition of a substantial equity interest in, or a substantial portion of, the assets of, any third party, other

CUSIP No. 257027-10-2                  13D                     Page 5 of 7 Pages
----------------------                                         -----------------

than the transactions contemplated by the Merger Agreement or the Voting and Standstill Agreement ("Domain Acquisition Proposal").

         FRLP also has agreed that it will not, directly or indirectly, (i) sell, transfer, pledge or otherwise dispose of any shares of Domain to any person other than Lomak or its designee, or (ii) grant a proxy with respect to any shares of Domain to any person other than Lomak or its designee, or grant an option with respect to any of the foregoing, or enter into any other agreement or arrangement with respect to any of the foregoing. Notwithstanding the foregoing, FRLP is permitted to sell up to 1% in the aggregate of the number of outstanding shares of Domain Common Stock under certain circumstances if the Closing Date Market Price is greater than $17.00 per share.

         The Voting and Standstill Agreement will terminate on the second anniversary of the consummation of the Merger or by mutual written agreement of the parties.

         As required by the Voting and Standstill Agreement, FRLP has executed a written stockholder consent approving of the Merger in accordance with Section 228 of the Delaware General Corporation Law (the "DGCL"). As a result, Domain has represented to Lomak in the Merger Agreement that no further Domain stockholder approval is required in connection with the transactions contemplated by the Merger Agreement. Completion of the transaction is contingent upon certain customary closing conditions, including the approval of the issuance of the Lomak Common Stock in the Merger by a majority of the holders of Lomak Common Stock present in person or by proxy at a stockholder meeting at which a quorum is present.

         The Board of Directors of Lomak has approved the Purchase Program in furtherance of the transactions contemplated by the Merger Agreement. In announcing the Purchase Program on June 5, 1998, John H. Pinkerton, President and Chief Executive Officer of Lomak, stated the following:

              We believe [Lomak's] stock price does not adequately reflect the value of [Lomak's] assets and future prospects and that [Lomak's] shares are trading at a significant discount to those of comparable independents. Given the terms of the proposed merger, Domain's shares are trading at an even greater discount. Due to the recent drop in oil prices, we have decided to reallocate capital from certain of [Lomak's] development projects to stock repurchases.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

         (a) According to Domain's Quarterly Report on Form 10-Q for the period ended March 31, 1998, there were 15,107,719 shares of Domain Common Stock issued and outstanding. Lomak may be deemed to be the beneficial owner of the 8,099,818 Shares, which constitute approximately 53.6% of the total issued and outstanding shares of Domain Common Stock at May 12, 1998.

CUSIP No. 257027-10-2                  13D                     Page 6 of 7 Pages
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         (b) Pursuant to the terms of the Voting and Standstill Agreement, Lomak could be deemed to share power to direct the vote of the 7,820,718 Shares subject to such agreement with FRLP and to share power to direct the disposition of such Shares with FRLP. Lomak could also be deemed to share voting and dispositive power with FRLP with respect to the 3,200,000 Shares that are subject to the Stock Purchase Agreement. Lomak has sole voting and dispositive power with respect to the Shares purchased pursuant to the Purchase Program.

         (c) During the past 60 days, except as described above with respect to the Voting and Standstill Agreement and the Stock Purchase Agreement and except for the open market purchases pursuant to the Purchase Program set forth below, Lomak has not acquired beneficial ownership of any other shares of Domain Common Stock. The purchases set forth below were effected in brokerage transactions effected on the open market:

                                                      Price Per
                                                        Share
                                                     (excluding
                                    Number of         brokerage
             Trade Date              Shares          commissions)
             ----------             ---------        ------------
            June 10, 1998           150,000            $12.1492
            June 11, 1998            31,600             11.8619
            June 12, 1998            97,500             11.8750

CUSIP No. 257027-10-2                  13D                     Page 7 of 7 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Lomak Petroleum, Inc.


      June 13, 1998                       By: /s/ John H. Pinkerton
----------------------------------        --------------------------------------
          Date                            John H. Pinkerton
                                          President and Chief Executive Officer